UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Helen of Troy Limited

(Exact name of the registrant as specified in its charter)

Bermuda	001-14669	74-2692550
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No)

Clarendon House

2 Church Street

Hamilton, Bermuda

(Address of principal executive offices)

Vincent D. Carson	(915) 225-8000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 — Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosures and Report

Conflict Minerals Disclosure

Helen of Troy has concluded in good faith that during 2017,

•                  Helen of Troy contracted to have manufactured products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) may be necessary to the functionality or production.

•                  Based on a “reasonable country of origin inquiry” and subsequent due diligence, Helen of Troy is unable to determine whether or not various components/materials, which contribute to products sold by its business segments, are DRC conflict free.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Helen of Troy has filed this Specialized Disclosure Form and the associated Conflict Minerals Report, and both reports are posted to a publicly available Internet site at www.hotus.com.

Item 1.02 Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2017 is filed as Exhibit 1.01.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Helen of Troy Limited

/s/Brian Grass	May 31, 2018
Brian Grass
Chief Financial Officer